Exhibit ( a)(3)

[On the Letterhead of eLoyalty Corporation]

Dear Fellow eLoyalty Employee:

      You are a valued team member at eLoyalty. As you are aware, many of our outstanding stock options have exercise prices that are significantly higher than the current market price of our common stock.

      Our Board of Directors is concerned that many of your current options are not achieving the purpose for which they were intended. As such, eLoyalty announced in its September 24th press release that it would offer its employees a chance to exchange their stock options for restricted stock. By making this offer, we expect to be able to provide a more meaningful performance incentive to our continuing employees, align employee interests with those of our stockholders, and motivate our employees to build stockholder value going forward.

      This is a voluntary stock option exchange program. Under the program, as a current U.S. employee, you will have the opportunity to exchange all or some of your currently outstanding non-statutory options for shares of eLoyalty common stock. The options that are eligible for this program generally are those with an exercise price of $3.00 or more per share and that were granted under the eLoyalty Corporation 1999 Stock Incentive Plan or the eLoyalty Corporation 2000 Stock Incentive Plan.

      The enclosed Election to Exchange form includes a table outlining the current options you have that are eligible for this exchange. The restricted shares of eLoyalty common stock that you receive will, until they become vested, be non-transferable, subject to forfeiture, and referred to as “restricted stock”.

      The number of shares of restricted stock you will receive will be based on the number of shares subject to eligible options you exchange. For each whole share of stock subject to an eligible option that is exchanged, you will receive one share of restricted stock. The restricted stock will vest quarterly over a 5-year period in accordance with a vesting schedule. Each vesting period will require us to withhold taxes because the restricted stock is deemed by the IRS to be earned income. We will withhold the taxes by selling off a portion of your vested restricted stock to cover applicable withholding taxes. If you wish, you may file a section 83(b) election with the IRS and pay taxes on all the shares now. More information on this is contained in the enclosed documents (See Section 13 of the Offer to Exchange).

      The offer to exchange your options is being made under the terms and subject to the conditions of the attached Offer to Exchange and Election to Exchange form. The Offer to Exchange contains detailed information about the program, including the vesting schedule for the restricted stock and a detailed set of questions and answers. Please read the materials carefully because they contain important information about how you may participate in the program and the terms of the restricted stock that you will be eligible to receive if you decide to participate.

      We make no recommendation as to whether you should elect to exchange your options. Each employee must make his or her own decision. If you have any questions about the program, please leave a message for the Tender Offer Help Line via voicemail (x1111) or email (tender  offer@eloyalty.com). Someone will return your message within 24 hours.

      Again, this program is a way for us to retain our talented and valued employees. I thank you for your continued hard work, dedication and support.

Sincerely,
Kelly D. Conway President and Chief Executive Officer

Offer to Exchange Options for Restricted Stock

Procedures

All Employees

•	Read through attached documents so you may make a decision on whether or not you will participate in this program.

Employees NOT Exchanging Any Options for Restricted Stock

•	You do not need to do anything. No form is required to be sent in.

Employees Choosing to Exchange Options for Restricted Stock

1.	After reading all the enclosed documents, choose which options you’d like to exchange for restricted stock and mark that on the Election to Exchange form.

2.	Sign and date the Election to Exchange form.

3.	Determine how you want to satisfy the withholding tax requirement (See Section 13 of the Offer to Exchange).

•	If you want to have the taxes withheld through the sales of shares when the restricted shares vest, you do not need to fill out a separate form.

•	If you want to file an 83(b) election and pay taxes on all the restricted shares up front and before the vesting of any shares, you must fill out and sign an 83(b) election form and follow the instructions on that form for filing it with the IRS. You can obtain an 83(b) election form from the Tender Offer Team. Note: if you wish to make an 83(b) election, you must file it with the IRS within 30 days of the date the restricted shares are granted to you.

4.	Fax or mail the Election to Exchange form to the Tender Offer Team in our Lake Forest headquarters at 847-582-7203.

5.	All Forms must be RECEIVED before 5:00 P.M., central time, on November 9, 2001.

6.	An email acknowledging receipt of your Election to Exchange form will be sent within two business days of receipt by the Tender Offer Team.

7.	If you do not receive an acknowledgment of receipt, contact the Tender Offer Team at 847-582-7150, extension 1111 or via email at tender offer@eloyalty.com.

8.	Any changes you would like to make to your Election to Exchange form must be received by the Tender Offer Team prior to the established deadline.

9.	Any questions you have regarding the right to exchange can be directed to the Tender Offer Team at:

•	Email: tender offer@eloyalty.com

•	Vmail: 1111

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